Exhibit 8.1

Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2023, including the ownership interest and, if different, percentage of voting power held by us. All of our significant subsidiaries are incorporated in Chile.

		Percent ownership share
		As of December 31,
		2023
		Direct	Indirect	Total
Name of the Subsidiary	Main Activity	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	50.59	0.41	51.00
Santander Asesorías Financieras Limitada	Financial advisory	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	51.00	-	51.00
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card operator	99.99	0.01	100.00